April 28, 2005




Robert E. Hand, Esquire
General Counsel and Director of Public Affairs
Legal and Compliance Office for the Americas
The Bank of Tokyo-Mitsubishi Ltd.
1251 Avenue of the Americas
New York, New York 10020


Re:	Registration Statement on Form F-4
      Filed April 11, 2005
      File No. 333-123136



Dear Mr. Hand:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. As we requested in comment 41 of our letter dated April 1, 2005, please file all exhibits, including the merger agreement, and make related disclosure in the registration statement as soon as possible.
Please allow sufficient time for us to review these documents and related disclosure and for you to revise the registration statement in response to our comments.
2. Please disclose the material projections that UFJ provided to Mitsubishi.


Cover Page
3. As previously requested, please provide the information required by Item 501 of Regulation S-K for the Class 8 preferred shares, including the number to be issued.


Summary- pages 6-12
4. As we requested in comment 2 of our letter dated April 1, 2005, please comply with Item 3 (i) of Form F-4 by disclosing the status of regulatory requirements and approvals in connection with the transaction. We note differences in your disclosure on page 90.
5. Please revise your disclosure in the second and third full paragraphs on page 9 to include the stock owned by the companies` executive officers, as we requested in comment 5 of our letter dated
April 1, 2005. In addition, briefly discuss how executive officers and the affiliates of each entity will be affected by the merger in terms of financial or other benefits.

6. Please revise your disclosure of management, on page 10, to reflect your press release of April 20, 2005 including the number of directors and managing officers from each company.

7. Please clarify, on page 11, whether or not shareholders have opposition rights under the Commercial Code of Japan (rather than stating that they "may" have such rights) provided they comply with the procedural requirements.




Risk Factors, page 15
8. A prominent risk factor would appear to be the possibly taxable nature of the transaction for United States holders.


Discussions of Transfer of UFJ Trust to Sumitomo Trust & Banking
Co.
Ltd. - page 63
9. As we requested in comment 21 of our letter dated April 1, 2005, please disclose the basic terms of the proposed transaction, including the specific financial terms.


Determination of UFJ Holdings` Board of Directors- pages 67-69
10. As previously requested, the board should specifically each analysis in the advisors` opinions that does not support fairness and explain why, in light of such analysis, it is recommending the transaction.

11. Please disclose the factors, if any, that not recommend the merger, e.g., the possibly taxable nature of the transaction for United States holders.


Opinion of Merrill Lynch - pages 69-73
12. As previously requested, please disclose in the prospectus that
Merrill Lynch has consented to the use of its opinion in the prospectus. The same comment applies to JPMorgan. The staff notes the consents filed as exhibits.

13. Please revise the section, on page 72 regarding fees to disclose the fees consistently using the same currency.


Opinion of JPMorgan - pages 73-76
14. Please revise the section, on page 76, regarding fees to disclose the fees consistently using the same currency.





Opposition Rights of Appraisal - page 94
15. Please clarify whether, under Japanese law, the demand must be transmitted or whether it must be received within 20 days.


Management`s Discussion and Analysis of Financial Condition and Results of Operations of UFJ Holdings - pages 229-281
16. Please provide more detail on page 230 regarding the
regulatory
findings that you "need to strengthen operations and internal
controls."   Provide detail as to how and when you responded
including how and when you changed your operations and internal controls.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sharon M. Johnson at (202) 942-2961 or Joyce
A.
Sweeney at 202-942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan E. Gottlieb at (202) 942-2901 or me at (202) 942-1874
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief




cc	Mark S. Bergman, Esquire
	Tong Yu, Esquire
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	Fukoku Seimei Building, 2d Floor
      2-2 Uchisaiwaicho 2- chome
      Chiyoda-ku, Tokyo 100-0011, Japan




April 28, 2005      		Page 1 of 5